                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (RESTATED) *

                      American Mobile Systems Incorporated
                                (NAME OF ISSUER)

                         Common Stock, $0.01 par value
                         (TITLE OF CLASS OF SECURITIES)

                                  027559 50 9
                                 (CUSIP NUMBER)

              Jeanne M. Rickert, Esq., Jones, Day, Reavis & Pogue
          901 Lakeside Avenue, Cleveland, Ohio  44114  (216) 586-7220
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                 April 25, 1995
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO. 027559 50 9                                       PAGE 1 OF 100 PAGES



         1         NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Nextel Communications, Inc.
                         [formerly known as Fleet Call, Inc.]
                         I.R.S. Identification No.: 13-3414376

         2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/




         3         SEC USE ONLY




         4         SOURCE OF FUNDS*       WC, 00


         5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


         6         CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

                      7     SOLE VOTING POWER   2,514,286*
                            * The shares shown in this Number 7 include
                            1,800,000 shares presently subject to an option, which are deemed to be beneficially owned by Rule 13d-3(d)(1)(i).

    NUMBERS OF
      SHARES
   BENEFICIALLY       8     SHARED VOTING POWER      -0-
   OWNED BY EACH
     REPORTING
    PERSON WITH       9     SOLE DISPOSITIVE POWER   2,514,286*
                            * The shares shown in this Number 9 include
                            1,800,000 shares presently subject to an option, which are deemed to be beneficially owned by Rule
                            13d-3(d)(1)(i).

                     10     SHARED DISPOSITIVE POWER  -0-

        11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,514,286* * The shares shown in this Number 11 include 1,800,000 shares presently subject to an option, which are deemed to be beneficially owned by Rule 13d-3(d)(1)(i).

        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            / /



        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   27.8%*
                   * Percent has been calculated treating as outstanding 1,800,000 shares presently subject to an option, in accordance with the requirements of Rule 13d-3(d)(1)(i).

        14         TYPE OF REPORTING PERSON*     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  NO. 027559 50 9                                       PAGE 2 OF 100 PAGES


Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "AMS Common Stock"), of American Mobile Systems Incorporated, a Delaware corporation ("AMS"). The principal executive offices of AMS are located at 20120-C Warner Center Lane, Woodland Hills, California 91367-5002.

Item 2.  Identity and Background.

         This statement is being filed by NEXTEL Communications, Inc. (formerly Fleet Call, Inc.), a Delaware corporation ("Nextel"), whose principal business is the ownership, operation and management of Specialized Mobile Radio ("SMR") wireless communications systems. The address of Nextel's principal business and principal office is 201 Route 17, North, Rutherford, New Jersey 07070.

         The following are the executive officers and directors of Nextel and certain information relating thereto:

 Name                        Title                   Business Address                  Present Principal
                                                                                       Occupation
 Brian D. McAuley            President; Director     201 Route 17, North               President of Nextel
                                                     Rutherford, NJ  07070

 Morgan E. O'Brien           Chairman of the         201 Route 17, North               Chairman of the Board of
                             Board of Directors;     Rutherford, NJ  07070             Directors of Nextel
                             Director

 Wayland Hicks               Chief Executive         201 Route 17, North               Chief Executive Officer of
                             Officer; Director       Rutherford, NJ  07070             Nextel

 James M. Dixon              Executive Vice          201 Route 17, North               Executive Vice President
                             President               Rutherford, NJ  07070             of Nextel and President of
                                                                                       Smart SMR of California,
                                                                                       Inc., a wholly-owned
                                                                                       subsidiary of Nextel

 Thomas J. Sidman            Vice President and      201 Route 17, North               Vice President and General
                             General Counsel         Rutherford, NJ  07070             Counsel of Nextel

 Louis Salamone Jr.          Vice President and      201 Route 17, North               Vice President and Chief
                             Chief Financial         Rutherford, NJ  07070             Financial Officer of
                             Officer                                                   Nextel

 Jack A. Markell             Senior Vice             201 Route 17, North               Senior Vice President and
                             President and           Rutherford, NJ  07070             Assistant Secretary of
                             Assistant Secretary                                       Nextel

 Robert S. Foosaner          Senior Vice             201 Route 17, North               Senior Vice President of
                             President               Rutherford, NJ  07070             Nextel

 Richard Randazzo            Senior Vice             201 Route 17, North               Senior Vice President
                             President Human         Rutherford, NJ  07070             Human Resources of Nextel
                             Resources

 John Pescatore              Vice President          201 Route 17, North               Vice President of Nextel
                                                     Rutherford, NJ  07070

CUSIP  NO. 027559 50 9                                       PAGE 3 OF 100 PAGES


 Ann Poh                     Controller              201 Route 17, North               Controller of Nextel
                                                     Rutherford, NJ  07070

 Elizabeth G. Long           Vice President,         201 Route 17, North               Vice President, Treasurer
                             Treasurer and           Rutherford, NJ  07070             and Secretary of Nextel
                             Secretary

 John Vele                   Assistant Treasurer     201 Route 17, North               Assistant Treasurer of
                                                     Rutherford, NJ  07070             Nextel

 John Willmoth               Assistant Vice          201 Route 17, North               Assistant Vice President
                             President               Rutherford, NJ  07070             of Nextel

 Mary Ann Bowen              Assistant Secretary     201 Route 17, North               Assistant Secretary of
                                                     Rutherford, NJ  07070             Nextel

 Thomas D. Hickey            Assistant General       201 Route 17, North               Assistant General Counsel
                             Counsel                 Rutherford, NJ  07070             of Nextel

 Thomas Barry                Assistant Controller    201 Route 17, North               Assistant Controller of
                                                     Rutherford, NJ  07070             Nextel


 Julian Brodsky              Director                1500 Market Street                Vice Chairman of the Board
                                                     Philadelphia, PA  19102           of Directors of Comcast
                                                                                       Corporation

 Robert Cooper               Director                [805 Burlway Road - 94010         President of Touch Tel
                                                     Burlingame, CA  94011             Corp.

 Donald Harris               Director                480 East Swedesford Road          President of Comcast
                                                     Wayne, PA  19807                  Cellular Communications

 Koichiro Hayashi, Ph.D.     Director                101 Park Avenue, 41st Floor       President and Chief
                                                     New York, NY 10178                Executive Officer of NTT
                                                                                       America, Inc.

 Scot Jarvis                 Director                2320 Carillon Point               Vice President of Eagle
                                                     Kirtland, WA  94104               River, Inc. and President
                                                                                       of FiberLink, Inc.

 Joel A. Schleicher          Director                140 Knightsbridge                 Private Investor
                                                     Wachung, NJ  07060

 Masaaki Torimoto            Director                201 Route 17, North               Chief Liaison between
                                                     Rutherford, NJ  07070             Nextel and Matsushita
                                                                                       Communications Industrial
                                                                                       Co., Ltd.


         All of the executive officers and directors of Nextel are citizens of the United States, except Masaaki Torimoto who is a citizen of Japan.

         During the last five years, neither Nextel nor any of the directors or executive officers of Nextel has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP  NO. 027559 50 9                                       PAGE 4 OF 100 PAGES



Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a letter agreement, dated March 29, 1993 (the "Original Letter Agreement"; a copy of the Original Letter Agreement was attached to the original Schedule 13D as Exhibit A), as amended by a letter agreement, dated April 12, 1993 (the "April Amendment"; a copy of the April Amendment was attached to the original Schedule 13D as Exhibit B and a composite conformed copy of the Original Letter Agreement, as amended by the April Amendment, was attached to the original Schedule 13D as Exhibit C), Nextel, then known as Fleet Call, Inc., and AMS agreed that Nextel would acquire an aggregate minimum of 7,142,857 shares of AMS Common Stock for an aggregate minimum purchase price of $50 million and up to an aggregate estimated maximum of 9,428,571 shares of AMS Common Stock for an aggregate estimated maximum purchase price of $66 million (disregarding any shares of AMS Common Stock Nextel might acquire pursuant to the exercise of the Option (as defined below)) (the "Stock Purchase Transaction"). The consideration for the shares of AMS Common Stock to be purchased in the Stock Purchase Transaction was to be comprised of two components: (i) a minimum cash payment of $20 million (or $15 million, net of the $5 million cash payment for the Initial Shares (as defined below)), and
(ii) property consisting of certain SMR businesses located in the state of Florida, including the related Federal Communications Commission ("FCC") licenses, SMR channels, contract rights, customer lists, transmission equipment, real property and other assets, that Nextel or one of its wholly-owned subsidiaries had acquired or would acquire (the "Florida SMR Systems"). Other than certain previously owned SMR businesses in Florida, which were to be valued by agreement between AMS and Nextel, the Florida SMR Systems were to be valued at Nextel's fully-loaded acquisition costs therefor, including all reasonable transactions costs (including consulting and non-compete payments) constituting direct out of pocket expenditures of Nextel (excepting only Nextel overhead and salary expenses).

         On April 7, 1993, as the first step to consummating the Stock Purchase Transaction, Nextel and AMS entered into an Initial Stock Purchase Agreement (the "Initial Stock Purchase Agreement"; a copy of such Initial Stock Purchase Agreement was attached to the original Schedule 13D as Exhibit D), pursuant to which Nextel purchased on April 7, 1993, 714,286 shares of AMS Common Stock (the "Initial Shares") for an aggregate cash payment of $5 million, or $7.00 per share. Also pursuant to the Initial Stock Purchase Agreement, Nextel received, without payment of additional consideration, (i) an option (the "Option"; a copy of the Current Stock Unit Purchase Option Agreement relating to the Option (the "Option Agreement") was attached to the original Schedule 13D as Exhibit E) to purchase up to 1.8 million shares of AMS Common Stock at an exercise price of $8.50 per share, and (ii) the right to require AMS to repurchase the Initial Shares for $5 million if the purchase of the remaining shares of AMS Common Stock to be purchased in the Stock Purchase Transaction did not occur on or prior to April 7, 1994 (unless the failure to complete the purchase was solely due to the fault of Nextel) (the "Put"; a copy of the Put Agreement relating to the Put (the "Put Agreement") was attached to the original Schedule 13D as Exhibit F).

         The cash used to purchase the Initial Shares, any cash used to purchase AMS Common Stock under the exercise of the Option, the anticipated $15 million cash payment for the remaining AMS Common Stock to be purchased in the Stock Purchase Transaction, and any cash used to purchase the Florida SMR Systems to be transferred to AMS as a portion of the consideration under the Stock Purchase Transaction were and were expected to be derived from Nextel's working capital.

         By letter agreement, dated May 26, 1993 (the "May Amendment"; a copy of the May Amendment was attached to Amendment No. 1 to the original Schedule 13D as Exhibit I and a composite conformed copy of the Original Letter Agreement, as amended by the April Amendment and the May Amendment was attached to Amendment No. 1 to the original Schedule 13D as Exhibit J), the parties agreed to increase the aggregate estimated maximum number of shares of AMS Common Stock that could be purchased pursuant to the Stock Purchase Transaction to 10,714,286 and the aggregate estimated maximum purchase price under the Stock Purchase Transaction to $75 million.

         On August 25, 1993, Nextel and AMS entered into a definitive Stock Purchase Agreement (the "Stock Purchase Agreement"; a copy of the Stock Purchase Agreement was attached to Amendment No. 2 to the original Schedule 13D as Exhibit K), further detailing the terms of the contemplated Stock Purchase Transaction. Also on that date the parties (i) amended the Option Agreement (the "Amended Option Agreement"; a copy of the Amended Option Agreement was attached to Amendment No. 2 to the original Schedule 13D as Exhibit L) to increase, in certain circumstances, the number of shares of AMS Common Stock for which the Option could be exercised from 1.8 million to 1.95 million, and
(ii) amended the

CUSIP  NO. 027559 50 9                                       PAGE 5 OF 100 PAGES


Put Agreement (the "Amended Put Agreement"; a copy of the Amended Put Agreement was attached to the original Schedule 13D as Exhibit M) to extend the expiration of the Put to June 30, 1994.

         On September 8, 1994, Nextel formally presented a written proposal to the AMS board of directors proposing that AMS merge with and into a wholly-owned subsidiary of Nextel (the "Original Merger Proposal"). Pursuant to the Original Merger Proposal each outstanding share of AMS Common Stock (other than shares held by Nextel), was to be exchanged for 0.443 shares of Class A Common Stock, par value $.001 per share, of Nextel ("Nextel Common Stock"), up to a maximum of 3 million shares of Nextel Common Stock. Based on the closing price of Nextel Common Stock on September 7, 1994, the Original Merger Proposal was valued at approximately $73 million, or $10.80 per share of AMS Common Stock, assuming 6,773,123 shares of AMS Common Stock outstanding on a fully diluted basis.

         On September 24, 1994, Nextel and AMS entered into a letter agreement (the "Merger Letter Agreement"; a copy of the Merger Letter Agreement was attached to Amendment No. 4 to the original Schedule 13D as Exhibit N) providing the basic terms and conditions upon which AMS would be merged with and into a wholly-owned subsidiary of Nextel (the "Amended Merger Proposal"). Pursuant to the Amended Merger Proposal each outstanding share of AMS Common Stock (other than shares held by Nextel), was to be exchanged for 0.545 shares of Nextel Common Stock, up to a maximum of 3.7 million shares of Nextel Common Stock, assuming 6,783,054 shares of AMS Common Stock outstanding on a fully diluted basis.

         On November 18, 1994, in connection with the negotiations of definitive transaction agreements concerning the Amended Merger Proposal, Nextel and AMS entered into (i) a written agreement terminating the Amended Put Agreement (the "Put Termination Agreement"; a copy of the Put Termination Agreement was attached to Amendment No. 4 to the original Schedule 13D as Exhibit O) and (ii) Amendment No. 4 to the Stock Purchase Agreement ("Amendment No. 4 to Stock Purchase Agreement", a copy of Amendment No. 4 to Stock Purchase Agreement was attached to Amendment No. 5 (and a corrected copy was attached to Amendment No. 6 ) to the original Schedule 13D as Exhibit P) which provided Nextel additional time to comply with certain obligations relating to Nextel's ownership and operation of certain SMR systems and related assets acquired or being acquired from third parties located in the State of Florida following the closing of the Stock Purchase Transaction and extended various time limits set forth in the Stock Purchase Agreement and certain related documents.

         On December 13, 1994, the AMS board of directors indicated their preference for the Stock Purchase Transaction rather than further pursuit of the Amended Merger Proposal. As a result Nextel formally withdrew the Amended Merger Proposal and the parties resumed pursuit of the Stock Purchase Transaction.

         On April 25, 1995, the board of directors of each of AMS and Nextel approved, and AMS and Nextel entered into, an Agreement and Plan of Merger (the "Merger Agreement"; a copy of the Merger Agreement is attached to this Restated
Schedule 13D as Exhibit Q), pursuant to which a wholly-owned subsidiary of Nextel will merge with and into AMS in exchange for up to a maximum of 4.2 million shares of Nextel Common Stock (the "Merger Transaction"). Under the Merger Agreement, each outstanding share of AMS Common Stock (other than shares held by Nextel or to which Nextel would be entitled upon exercise of the Option) will be converted into 0.62 shares of Nextel Common Stock. Based on the closing price of the Nextel Common Stock on April 24, 1995, the Merger Transaction is valued at approximately $65,625,000 or $9.68 per share of AMS Common Stock, assuming 6,779,721 shares of AMS Common Stock outstanding on a fully diluted basis.

         The Merger Agreement replaces, except in limited circumstances, the Stock Purchase Agreement.

Item 4.  Purpose of Transaction.

         Nextel's intent since it entered into the Original Letter Agreement on March 29, 1993, has been to acquire control of AMS.

         Upon consummation of the Stock Purchase Transaction, Nextel would have held at least a 51% fully diluted voting and economic ownership interest in all outstanding shares of AMS Common Stock or AMS Common Stock equivalents (the "Majority Interest"). In addition to the purchase of the Majority Interest, Nextel would have also been obligated to offer to

CUSIP  NO. 027559 50 9                                       PAGE 6 OF 100 PAGES


exchange, under certain conditions, either cash or shares of Nextel Common Stock for certain remaining outstanding equity interests in AMS at various times in the future. With respect to Nextel's acquisition of the Majority Interest, AMS also agreed to take appropriate action to cause the "interested stockholder" and similar restrictions imposed by Section 203 of the Delaware General Corporation Law not to be applicable to Nextel. The Stock Purchase Transaction also provided that so long as Nextel owned at least 51% of the outstanding voting securities of AMS, Nextel would have been entitled to designate a majority of the members of the board of directors and committees thereof of AMS, and (if necessary) the AMS articles and by-laws, and any applicable shareholder voting agreements, would have been appropriately amended to so provide.

         Upon consummation of the Merger Transaction AMS will become a wholly-owned subsidiary of Nextel.

         Due to its acquisition of the Initial Shares, Nextel became entitled to designate one member to serve on AMS's board of directors, which currently consists of three directors. Nextel, however, has never exercised, and currently does not expect to exercise, its right to designate the one director.

         Nextel is committed under the terms of the Merger Agreement to vote all its shares of AMS Common Stock in favor of the Merger Transaction and has entered into a letter agreement (the "Nextel/TCI Letter Agreement"; a copy of the Nextel/TCI Letter Agreement is attached to this Restated Schedule 13D as Exhibit R) with Tele-Communications, Inc. ("TCI"), pursuant to which TCI agreed, among other things, (i) not to dispose of its AMS Common Stock prior to the consummation of the Merger Transaction except in certain limited circumstances, and (ii) to vote (or grant a proxy to Nextel to vote) its shares of AMS Common Stock in favor of the Merger Transaction. Nextel and TCI beneficially own approximately 46% of the outstanding shares of AMS Common Stock.

         Until such time as the Merger Transaction is consummated Nextel may purchase additional shares of AMS Common Stock or other securities of AMS by exercise of the Option, pursuant to certain preemptive rights granted to Nextel at the time of its purchase of the Initial Shares, through public markets or in private transactions, or, in certain circumstances if the Merger Agreement is not consummated, pursuant to the Stock Purchase Transaction, and Nextel expects that all such purchases would be made in furtherance of its principal purpose of acquiring control of AMS.

         Until such time as the Merger Transaction, or, in certain circumstances if the Merger Agreement is not consummated, the Stock Purchase Transaction, is consummated or if neither the Merger Transaction nor the Stock Purchase Transaction is consummated, Nextel intends to review continually AMS's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations and subject to compliance with the terms of applicable agreements as may from time to time be in effect between Nextel and AMS, Nextel will continue to consider various alternative courses of action and will in the future take such actions with respect to AMS as it deems appropriate and consistent with such agreements in light of the circumstances existing from time to time. Such actions may include, but are not limited to: (i) the acquisition of additional shares of AMS Common Stock or other securities of AMS; (ii) otherwise seeking to control or influence the management and policies of AMS; (iii) selling or otherwise disposing of some or all of its shares of AMS Common Stock or other securities of AMS; (iv) other acquisitions, dispositions, mergers or transactions involving AMS or any of its affiliates; or (v) considering the implementation of amendments to AMS's articles or by-laws that may maintain, preserve or enhance Nextel's ability to control AMS. At the present time, other than the actions discussed in this statement, Nextel has no specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         On April 7, 1993 pursuant to the Initial Purchase Agreement, Nextel purchased 714,286 shares of AMS Common Stock for a purchase price of $7.00 per share and obtained an immediately exercisable Option, without any further consideration therefor, to purchase 1.8 million shares of AMS Common Stock for a purchase price of $8.50 per share. Based on the Amended Option Agreement, the number of shares of AMS Common Stock for which the Option may be exercised may be increased, in certain circumstances, to as many as 1.95 million shares. Based upon the 7,247,007 shares of AMS Common Stock (including the Initial Shares) reported by AMS in Schedule 3.6(a) to the Merger Agreement to be outstanding on April 25, 1995, and the additional 1.8 million shares of AMS Common Stock for which the Option is presently exercisable deemed to be outstanding as of that date pursuant to Rule 13d-3(d)(1)(i), for a total of 9,047,007 shares of AMS Common

CUSIP  NO. 027559 50 9                                       PAGE 7 OF 100 PAGES


Stock outstanding or deemed to be outstanding on April 25, 1995, Nextel would own (upon exercise in full of the Option) 27.8% of the outstanding AMS Common Stock.

         Nextel has, or, in the case of the shares of AMS Common Stock that may be acquired by exercise of the Option, would have, the sole power to vote or dispose of all of the shares of AMS Common Stock beneficially owned by Nextel. There are no transactions by Nextel (other than those described in this statement) in the AMS Common Stock that were effected during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On March 29, 1993, Nextel, then known as Fleet Call, Inc., and AMS entered into the Original Letter Agreement setting forth the principal terms on which Nextel would acquire an aggregate minimum of 7,142,857 shares of AMS Common Stock, constituting a Majority Interest in AMS, for an aggregate minimum purchase price of $50 million, with the consideration consisting of a combination of cash and the Florida SMR Systems. Nextel was also granted certain pre-emptive rights (on customary terms) to acquire additional securities of AMS upon issuance thereof, and certain anti-dilution rights if the number, type and/or per share price of AMS securities to be acquired by Nextel upon the consummation of the Stock Purchase Transaction were to change. In addition to the purchase of the Majority Interest, Nextel was also obligated to offer to exchange, under certain conditions, either cash or shares of Nextel Common Stock for certain remaining outstanding equity interests in AMS at various times in the future.

         The Original Letter Agreement also provided that upon consummation of the Stock Purchase Transaction, and thereafter so long as Nextel was the beneficial owner of securities of AMS representing at least 25% of the voting power of all outstanding AMS securities, calculated on a fully diluted basis, Nextel would (i) conduct all of its SMR (including its proposed enhanced SMR, or "Digital Mobile") operations in the state of Florida through AMS, (ii) include the Florida SMR operations of AMS as part of Nextel's proposed nationwide Digital Mobile network, and (iii) use its good faith efforts to make available to AMS infrastructure and subscriber equipment on the same basic terms that such equipment is purchased by Nextel from its vendor, plus any related incremental costs incurred by Nextel and subject to any security or similar arrangements, which AMS on request would confirm, implement or perfect, as required. So long as Nextel owned at least 51% of the outstanding voting securities of AMS, Nextel would be entitled to designate a majority of the members of the board of directors and committees thereof of AMS, and (if necessary) the AMS articles and by-laws, and any applicable shareholder voting agreements, would be appropriately amended to so provide. Nextel also committed in the Original Letter Agreement to enter into a shareholders' agreement with TCI, pursuant to which Nextel would agree to vote, at the request of TCI, all of Nextel's shares of AMS Common Stock in favor of the election to the AMS board of directors of one nominee of TCI, for so long as TCI beneficially owned at least 5% of the outstanding shares of AMS Common Stock.

         The consummation of the Stock Purchase Transaction was subject to a number of conditions, among the more significant of which were a requirement that a nationally recognized investment banking firm selected by AMS have issued a fairness opinion stating that, from a financial point of view, the Stock Purchase Transaction is fair to AMS stockholders, and the receipt of the affirmative vote of the holders of a majority of the outstanding shares of AMS Common Stock. The closing of the Stock Purchase Transaction (and, if and to the extent required, of the acquisition of shares of AMS Common Stock pursuant to the exercise of the Option) also was conditioned upon receipt of necessary governmental approvals and compliance with applicable legal requirements, including those imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or by the FCC, and upon receipt of necessary third party consents and approvals.

         On April 7, 1993, Nextel and AMS entered into the Initial Stock Purchase Agreement, the Option Agreement and the Put Agreement. Pursuant to the Initial Stock Purchase Agreement, Nextel acquired 714,286 shares of AMS Common Stock for $5 million in cash. The Initial Stock Purchase Agreement also provided that, at Nextel's discretion, Nextel could designate one member of the board of directors of AMS, which currently consists of three directors.
Nextel, however, has never exercised, and currently does not expect to exercise, its right to designate the one director. Pursuant to the Option Agreement, Nextel was granted the Option to acquire up to 1.8 million shares of Common Stock at an exercise price per share of $8.50. The Option Agreement also contained anti- dilution provisions similar to those found in the Original Letter Agreement. Pursuant to the Put Agreement, Nextel received the right to require AMS to repurchase the Initial Shares for $5 million in cash if the purchase of the remaining shares of AMS Common Stock contemplated in the Stock Purchase

CUSIP  NO. 027559 50 9                                       PAGE 8 OF 100 PAGES


Transaction did not occur on or prior to April 7, 1994 (unless the failure to complete the purchase was solely due to the fault of Nextel).

         On April 12, 1993, Nextel and AMS entered into the April Amendment, which amended the terms of the Original Letter Agreement to reflect an additional new significant potential acquisition by Nextel of SMR businesses in the state of Florida (the "New Acquisition"). Pursuant to the April Amendment, the New Acquisition, if consummated, was to be included in the Florida SMR Systems that would be transferred to AMS in partial consideration of the purchase of AMS Common Stock contemplated by the Original Letter Agreement. Accordingly, the purchase price and number of shares AMS Common Stock to be purchased in the Stock Purchase Transaction were adjusted so that Nextel was obligated to purchase an aggregate minimum of 7,142,857 shares of AMS Common Stock for a minimum aggregate purchase price of $50 million (if the New Acquisition was not included in the Florida SMR Systems) and an estimated aggregate maximum of 9,428,571 shares of AMS Common Stock for a maximum estimated aggregate purchase price of $66 million (if the New Acquisition was included in the Florida SMR Systems, and if the aggregate indicated value assigned to such properties, calculated as specified in the Original Letter Agreement, was approximately $46 million) (in each case, including the Initial Shares but excluding any shares obtained through the exercise of the Option). The parties further agreed in the April Amendment that the consideration to be paid for the AMS Common Stock would include a cash payment of at least $20 million (or $15 million, net of the $5 million cash payment for the Initial Shares), with the balance payable by transfer of the Florida SMR Systems to AMS (or, alternatively, by transfer of all of the capital stock of the subsidiary of Nextel used to effect the acquisitions of the Florida SMR Systems).

         On May 26, 1993, Nextel and AMS entered into the May Amendment, which essentially superseded the April Amendment and further amended the Original Letter Agreement to reflect additional new significant potential acquisitions by Nextel of SMR businesses in the state of Florida (the "Additional Acquisitions"). Pursuant to the May Amendment, the Additional Acquisitions, if consummated, were to be included in the Florida SMR Systems that would be transferred to AMS in partial consideration of the purchase of AMS Common Stock contemplated by the Original Letter Agreement. Accordingly, the purchase price and number of shares AMS Common Stock to be purchased in the Stock Purchase Transaction were adjusted so that Nextel was obligated to purchase an aggregate minimum of 7,142,857 shares of AMS Common Stock for a minimum aggregate purchase price of $50 million (if the Additional Acquisitions were not included in the Florida SMR Systems) and an estimated aggregate maximum of 10,714,286 shares of AMS Common Stock for a maximum estimated aggregate purchase price of $75 million (if the Additional Acquisitions were included in the Florida SMR Systems, and if the aggregate indicated value assigned to such properties, calculated as specified in the Original Letter Agreement, was approximately $55,000,000) (in each case, including the Initial Shares but excluding any shares obtained through the exercise of the Option).

         On August 25, 1993, Nextel and AMS entered into the Stock Purchase Agreement further detailing the terms of the contemplated Stock Purchase Transaction. Also on that date the parties (i) amended the Option Agreement to increase, in certain circumstances, the number of shares of AMS Common Stock for which the Option could be exercised from 1.8 million to 1.95 million, and
(ii) amended the Put Agreement to extend the expiration of the Put to June 30, 1994.

         On September 8, 1994, Nextel formally presented the Original Merger Proposal to the AMS board of directors. Pursuant to the Original Merger Proposal, AMS was to be merged with and into a wholly-owned subsidiary of Nextel and each outstanding share of AMS Common Stock (other than shares held by Nextel or shares of AMS Common Stock for which the Option could be exercised), was to be exchanged for 0.443 shares of Nextel Common Stock, up to a maximum of 3 million shares of Nextel Common Stock. The transaction contemplated by the Original Merger Proposal was to be structured as a tax free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

         On September 24, 1994, Nextel and AMS entered into the Merger Letter Agreement providing the basic terms and conditions of the Amended Merger Proposal. Pursuant to the Amended Merger Proposal AMS was to be merged with and into a wholly-owned subsidiary of Nextel and each outstanding share of AMS Common Stock (other than shares held by Nextel or shares of AMS Common Stock for which the Option could be exercised) was to be exchanged for 0.545 shares of Nextel Common Stock, up to a maximum of 3.7 million shares of Nextel Common Stock, assuming 6,783,054 shares of AMS Common Stock outstanding on a fully diluted basis. The transaction contemplated by the Amended Merger Proposal was to be structured as a tax free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

CUSIP  NO. 027559 50 9                                       PAGE 9 OF 100 PAGES



         Under the terms of the Merger Letter Agreement, the Amended Merger Proposal was to be in lieu of the Stock Purchase Transaction and upon the execution of a definitive agreement with respect to the Amended Merger Agreement, the Stock Purchase Agreement would terminate. If the parties were unable to reach agreement on the definitive transaction documents for the Amended Merger Proposal, the termination for the consummation of the Stock Purchase Transactions in the Stock Purchase Agreement would be extended for a period of 90 days after the termination of the parties' pursuit of the transactions contemplated by the Amended Merger Proposal.

         On November 18, 1994, in connection with the negotiations of definitive transaction agreements concerning the Amended Merger Proposal, Nextel and AMS entered into (i) the Put Termination Agreement terminating the Put, and (ii) Amendment No. 4 to the Stock Purchase Agreement which provided Nextel additional time to comply with certain obligations relating to the Florida SMR Systems following the closing of the Stock Purchase Transaction and extended various time limits set forth in the Stock Purchase Agreement and certain related documents.

         On December 13, 1994, the AMS board of directors indicated their preference for the Stock Purchase Transaction rather than further pursuit of the transaction contemplated by the Amended Merger Proposal. As a result Nextel formally withdrew the Amended Merger Proposal and the parties resumed pursuit of the Stock Purchase Transaction.

         On April 25, 1995, the board of directors of each of AMS and Nextel approved, and AMS and Nextel entered into, the Merger Agreement pursuant to which a wholly-owned subsidiary of Nextel will merge with and into AMS in exchange for up to a maximum of 4.2 million shares of Nextel Common Stock (the "Merger Transaction"). Under the Merger Agreement, each outstanding share of AMS Common Stock (other than shares held by Nextel or to which Nextel would be entitled upon exercise of the Option) will be converted into 0.62 shares of Nextel Common Stock. The Merger Transaction is to be structured as a tax free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

         The consummation of the Merger Transaction is subject to customary closing conditions, including (i) approval of the Merger Transaction by AMS stockholders, (ii) receipt of all necessary governmental approvals and compliance with applicable legal requirements, including those imposed under the HSR Act or by the FCC, (iii) receipt of necessary third party consents and approvals, including consents under the indentures pursuant to which certain of Nextel's outstanding indebtedness has been issued (the "Nextel Indentures"), and (iv) receipt of opinions of counsel to the effect, among other things, that the Merger Transaction can be consummated on a tax free basis. Additionally, the Merger Transaction is subject to (x) the consummation of the purchase of equity securities of Nextel by an affiliate of Craig O. McCaw contemplated by that certain Securities Purchase Agreement, dated April 4, 1995 (the "McCaw Purchase"), (y) no holder of AMS Common Stock being entitled to exercise appraisal rights in connection with the Merger Transaction, and (z) the ability to repay all of AMS' outstanding indebtedness without prepayment penalties or similar charges (subject to limited exceptions) or any third party consents.

         The Merger Agreement may be terminated upon the occurrence of any of the following events, among others: (i) by AMS or Nextel, if (a) the Merger Transaction is not consummated by September 30, 1995, (b) Nextel is unable to obtain the necessary consents under the Nextel Indentures by September 15, 1995, or (c) the proxy statement/prospectus relating to the Merger Transactions is not mailed to holders of AMS Common Stock by July 31, 1995, (ii) by Nextel, if AMS is not listed on the Nasdaq National Market on the record date for the special meeting of AMS stockholders relating to the Merger Transaction, or
(iii) by AMS, if the McCaw Purchase is not consummated by September 15, 1995.

         Upon the execution of the Merger Agreement, the Stock Purchase Agreement, as amended, was terminated and superseded, subject to the Stock Purchase Agreement, as amended, being returned to full force and effect if the Merger Agreement is terminated because (i) the McCaw Purchase is not consummated by September 15, 1995, (ii) Nextel is unable to obtain the necessary consents under the Nextel Indentures by September 15, 1995, (iii) AMS is not listed on the Nasdaq National Market on the record date for the special meeting of AMS stockholders relating to the Merger Transactions, or (iv) the proxy statement/prospectus relating to the Merger Transaction is not mailed to AMS stockholders by July 31, 1995.

         In connection with the Merger Transaction, Nextel has entered into the Nextel/TCI Letter Agreement with TCI, pursuant to which TCI agreed, among other things, (i) not to dispose of its shares of AMS Common Stock prior to the

CUSIP  NO. 027559 50 9                                      PAGE 10 OF 100 PAGES


consummation of the Merger Transaction except in certain limited circumstances, and (ii) to vote (or grant a proxy to Nextel to vote) its shares of AMS Common Stock in favor of the Merger Transaction.

         Certain finder's fee arrangements between Nextel and Ritzel Communications Inc. regarding the proposed transactions described in this statement are as set forth in an agreement between such parties, dated April 15, 1993 (the "Finder's Fee Agreement"; a copy of the Finder's Fee Agreement was attached to the original Schedule 13D as Exhibit G).

Item 7.  Exhibits.

Exhibit A                 Letter Agreement dated March 29, 1993 by and between
                          Fleet Call, Inc. and American Mobile Systems
                          Incorporated.

Exhibit B                 Letter Agreement dated April 12, 1993 by and between
                          Fleet Call, Inc. and American Mobile Systems
                          Incorporated.

Exhibit C                 Composite conformed copy of March 29, 1993 letter
                          agreement by and between Fleet Call, Inc. and American Mobile Systems Incorporated, reflecting amendments thereto effected by April 12, 1993 letter agreement by and between Fleet Call, Inc. and American Mobile Systems Incorporated.

Exhibit D                 Initial Stock Purchase Agreement dated as of April 7,
                          1993 by and between Fleet Call, Inc. and American
                          Mobile Systems Incorporated.

Exhibit E                 Current Stock Unit Purchase Option Agreement (No. 1)
                          dated April 7, 1993 by and between Fleet Call, Inc.
                          and American Mobile Systems Incorporated.

Exhibit F                 Put Agreement dated as of April 7, 1993 by and
                          between Fleet Call, Inc. and American Mobile Systems
                          Incorporated.

Exhibit G                 Agreement regarding finder's fee dated April 15, 1993
                          by and between Fleet Call, Inc. and Ritzel
                          Communications, Inc.

Exhibit H                 Press Release of Fleet Call, Inc. dated March 29,
                          1993.

Exhibit I Letter Agreement dated May 26, 1993 by and between Fleet Call, Inc. and American Mobile Systems Incorporated.

Exhibit J                 Composite conformed copy of March 29, 1993 letter
                          agreement by and between Fleet Call, Inc. and American Mobile Systems Incorporated, reflecting amendments thereto effected by the April 12, 1993 letter agreement by and between Fleet Call, Inc. and American Mobile Systems Incorporated and by the May
                          26, 1993 letter agreement by and between Fleet Call, Inc. and American Mobile Systems Incorporated.

Exhibit K                 Stock Purchase Agreement, dated August 25, 1993, by
                          and between Nextel Communications, Inc. and American
                          Mobile Systems Incorporated.

Exhibit L                 Option Agreement, dated April 7, 1993, as amended by
                          agreement, dated August 25, 1993.

Exhibit M                 Put Agreement, dated April 7, 1993, as amended by
                          agreement, dated August 25, 1993.

Exhibit N                 Letter Agreement dated September 23, 1994, by and
                          between Nextel Communications, Inc. and American
                          Mobile Systems Incorporated.

CUSIP  NO. 027559 50 9                                      PAGE 11 OF 100 PAGES


Exhibit O                 Put Termination Agreement dated November 18, 1994 by
                          and between Nextel Communications, Inc. and American
                          Mobile Systems Incorporated.

Exhibit P                 Amendment No. 4 dated November 18, 1994 to Stock
                          Purchase Agreement dated August 25, 1993 by and between Nextel Communications, Inc. and American
                          Mobile Systems Incorporated.

Revised Exhibit P         Corrected Amendment No. 4 to Stock Purchase
                          Agreement.

Exhibit Q                 Agreement and Plan of Merger dated April 25, 1995 by
                          and among American Mobile Systems Incorporated,
                          Nextel Communications, Inc. and Mobile Communications of Florida, Inc.

Exhibit R                 Letter Agreement dated April 25, 1995 by and between
                          Nextel Communications, Inc. and Tele-Communication,
                          Inc.

                                 EXHIBIT INDEX


    EXHIBIT
    -------
       A         Letter Agreement dated March 29, 1993 by and between Fleet Call, Inc. and        Original Schedule 13D
                 American Mobile Systems Incorporated.

       B         Letter Agreement dated April 12, 1993 by and between Fleet Call, Inc. and        Original Schedule 13D
                 American Mobile Systems Incorporated.

       C         Composite conformed copy of March 29, 1993 letter agreement by and between       Original Schedule 13D
                 Fleet Call, Inc. and American Mobile Systems Incorporated, reflecting amendments thereto effected by April 12, 1993 letter agreement by and between
                 Fleet Call, Inc. and American Mobile Systems Incorporated.

       D         Initial Stock Purchase Agreement dated as of April 7, 1993 by and between        Original Schedule 13D
                 Fleet Call, Inc. and American Mobile Systems Incorporated.

       E         Current Stock Unit Purchase Option Agreement (No. 1) dated April 7, 1993 by      Original Schedule 13D
                 and between Fleet Call, Inc. and American Mobile Systems Incorporated.

       F         Put Agreement dated as of April 7, 1993 by and between Fleet Call, Inc. and      Original Schedule 13D
                 American Mobile Systems Incorporated.

       G         Agreement regarding finder's fee dated April 15, 1993 by and between Fleet       Original Schedule 13D
                 Call, Inc. and Ritzel Communications, Inc.

       H         Press Release of Fleet Call, Inc. dated March 29, 1993.                          Original Schedule 13D

       I         Letter Agreement dated May 26, 1993 by and between Fleet Call, Inc. and AMS.     Amendment No. 1 to
                                                                                                  Original Schedule 13D

       J         Composite conformed copy of March 29, 1993 letter agreement by and between       Amendment No. 1 to
                 Fleet Call, Inc. and American Mobile Systems Incorporated, reflecting            Original Schedule 13D
                 amendments thereto effected by the April 12, 1993 letter agreement by and between Fleet Call, Inc. and American Mobile Systems Incorporated and by the
                 May 26, 1993 letter agreement by and between Fleet Call, Inc. and American
                 Mobile Systems Incorporated.

       K         Stock Purchase Agreement, dated August 25, 1993, by and between Nextel           Amendment No. 2 to
                 Communications, Inc. and American Mobile Systems Incorporated.                   Original Schedule 13D

       L         Option Agreement, dated April 7, 1993, as amended by agreement, dated            Amendment No. 2 to
                 August 25, 1993.                                                                 Original Schedule 13D

       M         Put Agreement, dated April 7, 1993, as amended by agreement, dated August 25,    Amendment No. 2 to
                 1993.                                                                            Original Schedule 13D

       N         Letter Agreement dated September 23, 1994, by and between Nextel                 Amendment No. 4 to
                 Communications, Inc. and American Mobile Systems Incorporated.                   Original Schedule 13D

       O         Put Termination Agreement dated November 18, 1994 by and between Nextel          Amendment No. 5 to
                 Communications, Inc. and American Mobile Systems Incorporated.                   Original Schedule 13D

       P         Amendment No. 4 dated November 18, 1994 to Stock Purchase Agreement dated        Amendment No. 5 to
                 August 25, 1993 by and between Nextel Communications, Inc. and American Mobile   Original Schedule 13D
                 Systems Incorporated.

   Revised P     Corrected Amendment No. 4 to Stock Purchase Agreement.                           Amendment No. 6 to
                                                                                                  Original Schedule 13D

    EXHIBIT
    -------
       Q         Agreement and Plan of Merger dated April 25, 1995 by and among American Mobile   Page 14
                 Systems Incorporated, Nextel Communications, Inc. and Mobile Communications of
                 Florida, Inc.

       R         Letter Agreement dated April 25, 1995 by and between Nextel Communications,      Page 97
                 Inc. and Tele-Communication, Inc.





                                 Page 13 of 100